Exhibit 4.2a

CERTIFICATE OF DESIGNATION

OF

SERIES A
PREFERRED UNITS

OF

UC ASSET, LP

__________ Shares

Date: 03/02/2020

UC Asset Limited Partnership.     Address: 2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341, USA;      Website: www.ucasset.com

UC Asset, LP (the “Company”), a limited partnership organized and existing under and by virtue of the provisions of Delaware law (the “Delaware Law”),

DOES HEREBY CERTIFY:

Pursuant to the authority granted to the General Partner in Section 4.01(a) of the limited partnership of the Company, the General Partner, does hereby issue One Hundred Sixty-six Thousand Six Hundred Sixty-Seven shares of Series A Preferred Units of the Company(hereinafter referred to as the “Series A Preferred Units”), and designate the rights, preferences, powers, privileges, restrictions, qualifications and limitations of the Series A Preferred Units as follows:

Section 1. Preferred Dividends.

a. For each and every accounting year of the Company, the holders of the Preferred Units (each, a “Holder” and collectively, the “Holders”) shall be entitled to receive annual dividends (“Dividends”) at nine cents per share ($0.09/unit) for all his Preferred Units, payable in order of Rank of such Preferred Units. Dividends shall be payable on the tenth (10th) business day after the Company’s Annual Financial Report is audited (“Dividend Date”) for the accounting year preceding the Dividend Date (“Dividend Period”).

b. For any a Dividend Period that is not a whole calendar year, Dividends on the Preferred Units shall commence accruing on the Initial Issuance Date, till the date of Conversion or the date of Redemption or the date of cancellation, and shall be computed on the basis of a 365-day year and actual days elapsed.

c. Regardless of the above Section 1.a and 1.b, the maximum amount of total Preferred Dividend payable to all the Holders of all Preferred Units, for any given year, shall not exceed the audited annual gain of net equity of the Company in the same year(“Dividend Cap”). In case the Dividend Cap is reached in any given year, the Company shall be deemed as having paid off all preferred dividends to all Holders of all Preferred Units for this Dividend Period, and shall bear no further obligation to pay any dividends to any Holders of any Preferred Units for this Dividend Period.

d. Except for Preferred Dividends defined as above, Series A Preferred Units shall not be entitled to receive any dividends attributed to any other classes of units of the Company, including Common Units.

Section 2. Voting Rights.

The Series A Preferred Units shall be entitled to no voting rights on any business matters of the Company.

UC Asset Limited Partnership.     Address: 2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341, USA;      Website: www.ucasset.com

Section 3. Ranking

All shares of Common Units shall be of junior rank to all Preferred Units with respect to the preferences as to dividends or distributions, and payments upon liquidation event. The rights of the shares of Common Units shall be subject to the preferences and relative rights of the Preferred Units.

All share of other series of Preferred Units shall be of junior rank to Series A Preferred Units with respect to the preferences as to dividends or distributions, and payments upon liquidation event. The rights of the shares of other series of Preferred Units shall be subject to the preferences and relative rights of the Series A Preferred Units.

Section 4. Redemption at the Option of the Holder.

a. Option. If at any time more than twelve (12) months after the Initial Issuance Date, the closing price of the Common Unit on its principal listed market (“Closing Sale Price”) falls under fifty cents ($0.50) per share, consecutively for a minimum of twenty (20) trading days, the Holder, at his sole discretion, may redeem any amount of his holdings of Series A Preferred Units;

b. Redemption Price and Payment. The Preferred Units to be redeemed on the Company pursuant to this Section 4 shall be redeemed by the Company by paying for each such Preferred Units cash, out of any assets of the Company legally available therefor, in an amount equal to fifty cents ($0.50) per share (the “Redemption Price”).

Section 5. Conversion

Preferred Units shall be convertible into shares of Common Units on the terms and conditions set forth in this Section 5 and the following Section 6 and 7.

a. Holder’s Conversion Rights. At any time or times on or after twelve(12) months of the Initial Issuance Date, any Holder shall be entitled to convert any number of Preferred Units, into fully paid and nonassessable shares of Common Units in accordance with following Section 5(b) , 5(c) and 5(d) at the Conversion Rate.

b. Conversion Rate. The number of shares of Common Units issuable upon conversion of each Preferred Unit pursuant to Section 5(a) (the “Conversion Rate”) shall be determined according to the following formula:

The Conversion Rate shall equal to the amount of one dollar and eighty cents divided by the Conversion Price (Conversion Rate = $1.80/Conversion Price).

c. Conversion Price. The Conversion Price shall be determined according to the following formula: 1) One dollar and eighty cents ($1.80), when the lowest closing price of the Common Unit during the 5 trading days preceding the Conversion Date (“Lowest Closing Price”) equals to or is above one dollar and eighty cents ($1.80); 2) The same as the Lowest Closing Price, when the Lowest Closing Price of the Common Unit is below one dollar and eighty cents ($1.80) AND is above one dollar and sixty cents ($1.60) ; OR 3) One dollar and sixty cents ($1.60), when the Lowest Closing Price of the Common Unit equals to or is below one dollar and sixty cents ($1.60).

UC Asset Limited Partnership.     Address: 2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341, USA;      Website: www.ucasset.com

d. No fractional shares of Common Unit are to be issued upon the conversion of any Preferred Unit, but rather the number of shares of Common Unit to be issued shall be rounded to the nearest whole number.

Section 6. Mechanics of Conversion.

The conversion of Preferred Units shall be conducted in the following manner:

a. Holder’s Delivery Requirements. To convert Preferred Units into shares of Common Units on a date (a “Conversion Date”), the Holder shall 1) transmit by facsimile (or otherwise deliver), for receipt on or prior to 11:59 p.m., New York City Time, on such date, a copy of a properly completed notice of conversion executed by the registered Holder of the Preferred Units subject to such conversion in the form attached hereto as Schedule I (the “Conversion Notice”) to the Company and the Company’s designated transfer agent (the “Transfer Agent”) and 2) surrender to the Company as soon as practicable following such date the original certificates representing the Preferred Units being converted (the “Preferred Unit Certificates”).

b. Company’s Response. Upon receipt by the Company of a Conversion Notice, the Company shall 1) as soon as practicable, but in any event within ten (10) Trading Day (the “Share Delivery Date”), send, via facsimile (or otherwise deliver), a confirmation of receipt of such Conversion Notice to such Holder and the Transfer Agent, which confirmation shall constitute an instruction to the Transfer Agent to process such Conversion Notice in accordance with the terms herein; and 2) if the number of Preferred Units represented by the Preferred Unit Certificate(s) submitted for conversion is greater than the number of Preferred Units being converted, then the Company shall, as soon as practicable, after receipt of the Preferred Unit Certificate(s) (the “Preferred Unit Delivery Date”) and at its own expense, issue and deliver to the Holder a new Preferred Unit Certificate representing the number of Preferred Units not converted.

c. Record Holder. The Person or Persons entitled to receive the shares of Common Unit issuable upon a conversion of Preferred Units shall be treated for all purposes as the record holder or holders of such shares of Common Unit on the Conversion Date.

d. Damages. If within ten (10) Trading Days after the Company’s receipt of the delivered copy of a Conversion Notice the Company shall fail to instruct the Transfer Agent to process such Conversion Notice, then the Company shall pay cash damages (“Damages”)to such Holder, for each day after the Share Delivery Date that such conversion is not timely effected, in an amount equal to one percent (1.0%) of the product of (i) the sum of the number of shares of Common Units to which such Holder is entitled as set forth in the applicable Conversion Notice and (ii) the Closing Sale Price of the Common Unit on the Share Delivery Date. Such cash damages described above shall become due immediately and will automatically accrue and be added to the total due amount.

UC Asset Limited Partnership.     Address: 2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341, USA;      Website: www.ucasset.com

e. Limit to Remedy. The Holder’s right to pursue monetary remedies, with respect to the Company’s failure to timely fulfill its obligations defined under Section 6(b) hereinabove, shall be limited to the Damages defined as in above Section 6(d).

Section 7. Other terms regarding Conversion

a. Authorization of Common Units. The Company shall, at or prior to the time of any conversion, take any and all actions necessary to increase its authorized, but unissued Common Units and to reserve and keep available out of its authorized, but unissued Common Units, such number of shares of Common Units as shall, from time to time, be sufficient to effect conversion of the Series A Units.

b. Book-Entry. The Holder and the Company shall maintain records showing the number of Preferred Units so converted and the dates of such conversions. In the event of any dispute or discrepancy, such records of the Company establishing the number of Preferred Units to which the record Holder is entitled shall be controlling and determinative in the absence of manifest error.

Section 8. Limitation on Sale Price.

In accordance with Section 4.01(a) of the Limited Partnership Agreement, the Series A Preferred Units shall not be offered, and any conversion units shall not be set lower than the book value per common unit based on the last audited financial statement immediately preceding the offering of such Series A Preferred Units. This Section shall supersede any other sections of this Certificate of Designation and shall supersede any Subscription Agreement of Series A Preferred Units.

Section 9. Other Matters.

Any other matters regarding the Series A Preferred Units that are not defined herein shall be guided by the Limited Partnership Agreement.

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UC Asset Limited Partnership.     Address: 2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341, USA;      Website: www.ucasset.com

IN WITNESS WHEREOF, this Certificate of Designation of Series A Preferred Units has been executed by a duly authorized officer of this Company on this 2nd day of March 2020 (“Initial Issuance Date”).

UC ASSET, LP

General Partner

By:

Gregory Charles Bankston, Managing Member

AND

By:

Larry Xianghong Wu, Majority Member

UC Asset Limited Partnership.     Address: 2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341, USA;      Website: www.ucasset.com